
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 9, 2006

Mr. John W. Prosser, Jr.
Executive Vice President, Finance and Administration
and Treasurer
Jacobs Engineering Group Inc.
1111 South Arroyo Parkway
Pasadena, California 91105

> **RE: Form 10-K for the Fiscal Year ended September 30, 2005**
> **Form 10-Q for the Fiscal Quarter ended December 31, 2005**
> **File No. 1-7463**

Dear Mr. Prosser:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2005

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

2. Please disclose the operating profit related to the Babtie acquisition in 2005.

Items and Controls, page 33

3. You state that your disclosure controls and procedures were effective to ensure that information required to be disclosed in your filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please revise your definition to also clarify, if true, that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please also confirm to us that your disclosure controls and procedures were effective as of September 30, 2005 when evaluating based on the complete definition of disclosure controls and procedures.

Financial Statements

Significant Accounting Policies, Revenue Recognition for Contracts and Use of Joint Ventures, page F-7

4. Please disclose your revenue recognition policy for cost-reimbursable contracts with incentive-fee arrangements, including how you typically bill for arrangement under these contracts. Please also disclose your accounting policy for recognizing non-recoverable costs or losses associated with cost-reimbursable contracts with incentive-fee arrangements. Please disclose which line item on your financial statements includes the $38.4 million in deferred fees on the Fernald Closure Project with the U.S Department of Energy as well as when you expect to recognize this amount.

5. Please provide all of the disclosures required by paragraphs 23 through 26 of FIN 46(R), including those required for variable interest entities for which you are not the primary beneficiary.

Receivables and Billings in Excess of Costs, page F-8

6. You have a receivable that represents a claim on costs incurred on a waste incineration project in Europe of $31.3 million in 2005. Specifically cite for us the factors that lead you to believe that it is probable that this claim will result in additional revenue and that you can reliably estimate the additional revenues for this claim. As part of this discussion, please tell us why this claim has increased from $7.3 million in 2001 to $18.4 million in 2002 to $25.2 million in 2003 to $31.3 million in 2005 while the claim has apparently been in dispute. Please also provide us with a comprehensive discussion of the legal basis for your claim, the evidence supporting the claim, the causes of the additional costs incurred on the project and whether the costs were unforeseen, and your assessment of whether the costs identified with the additional work are identifiable and reasonable. Please refer to paragraph 65 of SOP 81-1.

Note 11. Commitments, Contingencies, and Guarantees, page F-23

7. Please tell us if you have included the end-of-term return obligation of $35.3 million and your end-of-term residual value guarantee of $38.8 million on the two properties that you lease in Houston, Texas in your schedule of commitments under operating leases in accordance with paragraph 5(j)(i)(b) of SFAS 13. If necessary, please also revise your table of contractual obligations.

Schedule II – Valuation and Qualifying Accounts, page F-81

8. Given that receivables comprise a significant percentage of your assets, please disclose changes in the allowance for receivables in Schedule II, or tell us where these disclosures have already been provided. Refer to Rule 5-04 of Regulation S-X.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Branch Chief